Contacts: **Leiv Lea**
Pharmacyclics, Inc.
(408) 774-0330
Carolyn Bumgardner Wang
WeissComm Partners
(415) 362-5018

PHARMACYCLICS REPORTS FIRST QUARTER FINANCIAL RESULTS

Sunnyvale, Calif., -- October 28, 2004 -- Pharmacyclics, Inc. (Nasdaq: PCYC) today reported financial results for its first fiscal quarter ended September 30, 2004. The net loss for the period was $7.3 million, or $0.37 per share, compared to a net loss of $7.2 million, or $0.44 per share, in the first quarter of fiscal 2004.

Research and development expenses were $6.1 million for the three months ended September 30, 2004, compared to $5.9 million during the same period of the prior fiscal year. The increase in research and development expenses was primarily due to greater outside clinical trial costs associated with the company's pivotal Phase 3 trial evaluating the efficacy and safety of its lead investigational product, Xcytrin® (motexafin gadolinium) Injection, for the treatment of brain metastases in lung cancer patients and costs associated with various Phase 1 and 2 trials.

As of September 30, 2004, the company's cash, cash equivalents and marketable securities totaled $94.1 million.

"We continued to make progress in our clinical programs this quarter," said Richard A. Miller, M.D., president and chief executive officer of Pharmacyclics. "We initiated another Phase 2 trial of Xcytrin and presented promising data at major medical conferences from both our oncology and cardiovascular programs. Additionally, we continued to enroll patients in our pivotal Phase 3 SMART trial of Xcytrin for the treatment of brain metastases from lung cancer and we now anticipate completion of enrollment in the first calendar quarter of 2005."

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Recent Highlights Include:

- Initiation of a Phase 2 clinical trial in patients with metastatic renal cell carcinoma.

- Presentation of interim data from a Phase 1 clinical trial of Xcytrin plus Rituxan® and Zevalin® for the treatment of B-cell lymphoma at the 6th International Symposium on Hodgkin's Lymphoma. Three patients had been enrolled in the study and all three patients achieved complete tumor remission within one month of starting treatment.

- Presentation of data from a Phase 1 clinical trial with Antrin® Phototherapy for treatment of coronary artery disease at the Cardiovascular Research Foundation's 16th Annual Scientific Meeting of Transcatheter Cardiovascular Therapeutics (TCT). Data demonstrated that patients receiving optimum doses of Antrin and light therapy showed suppression of plaque volume increase, providing the rationale to study this combination of drug and light in additional clinical trials to study Antrin's potential efficacy in stabilizing vulnerable plaque.

About Xcytrin

Pharmacyclics has been granted Fast-Track status by the FDA for Xcytrin for the treatment of brain metastases in non-small cell lung cancer patients. Also, Xcytrin is being evaluated in several Phase 1 and Phase 2 clinical trials to measure its efficacy and safety as a single agent and in combination with chemotherapy and/or radiation therapy for various cancers.

About Pharmacyclics

Pharmacyclics is a pharmaceutical company developing innovative products to treat cancer and atherosclerosis. The company's products are rationally designed, ring-shaped small molecules called texaphyrins that are designed to selectively target and disrupt the bioenergetic processes of diseased cells, such as cancer cells and atherosclerotic plaque. More information about our company, our technology and products can be found on our website at www.pcyc.com. Pharmacyclics®, Xcytrin®, Antrin® and the "pentadentate" logo® are registered trademarks of Pharmacyclics, Inc. Rituxan® is a registered trademark of Genentech. Zevalin® is a registered trademark of Biogen Idec.

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NOTE: Other than statements of historical fact, the statements made in this press release about enrollment plans for our clinical trials, progress of and reports of results from preclinical and clinical studies, clinical development plans and product development activities are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. The words "believe," "will," "continue," "plan," "expect," "intend," "anticipate," variations of such words, and similar expressions also identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. The forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those in the forward-looking statements. Factors that could affect actual results include risks associated with the initiation, timing, design, enrollment and cost of clinical trials; the fact that data from preclinical studies and Phase 1 or Phase 2 clinical trials may not necessarily be indicative of future clinical trial results; unexpected delays in and unanticipated increases in costs of our clinical trials; our ability to establish successful partnerships and collaborations with third parties; the regulatory approval process in the United States and other countries; and future capital requirements. For further information about these risks and other factors that may affect the actual results achieved by Pharmacyclics, please see the company's reports as filed with the U.S. Securities and Exchange Commission from time to time, including but not limited to its annual report on Form 10-K for the fiscal year ended June 30, 2004. Forward-looking statements contained in this announcement are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

---FINANCIALS ATTACHED---

Pharmacyclics, Inc.
(a development stage enterprise)
Condensed Statements of Operations
(unaudited) (in thousands, except per share data)

	Three Months Ended September 30,	
	2004	2003
Operating expenses:		
Research and development	$ 6,109	$ 5,935
Marketing, general and administrative	1,628	1,544
Total operating expenses	7,737	7,479
Loss from operations	(7,737)	(7,479)
Interest and other income, net	434	278
Net loss	$ (7,303)	$ (7,201)
Basic and diluted net loss per share	$ (0.37)	$ (0.44)
Shares used to compute basic and diluted net loss per share	19,649	16,236

Condensed Balance Sheets
(unaudited, in thousands)

	September 30, 2004	June 30, 2004
Assets		
Cash, cash equivalents and marketable securities	$ 94,148	$ 101,418
Other current assets	1,306	1,429
Total current assets	95,454	102,847
Property and equipment, net	1,143	1,293
Other noncurrent assets	527	527
	$ 97,124	$ 104,667
Liabilities and stockholders' equity		
Current liabilities	$ 3,901	$ 4,294
Long-term obligations	93	85
Stockholders' equity	93,130	100,288
	$ 97,124	$ 104,667

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